DM

18007443

SEC MAIL PROCESSING SE
Received

MAR 05 2018

WASH, D.C.

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TMC Bonds L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 3rd Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart R. Henderson 646-237-4313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner, Ferber, Fine & Ackerman PLLC
(Name – *if individual, state last, first, middle name*)

66 South Tyson Avenue	Floral Park	New York	11001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart R. Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TMC Bonds L.L.C., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA L KOUAKAM
Notary Public - State of New York
NO. 01KO6257715
Qualified in Bronx County
My Commission Expires 6/22/2020

Notary Public

Signature

Stuart R. Henderson

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TMC BONDS, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2017

TMC BONDS, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2017

TABLE OF CONTENTS

Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

66 South Tyson Avenue
Floral Park, NY 11001
(516) 328-3800
Fax (516) 488-4695
www.wfacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TMC Bonds, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TMC Bonds, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of TMC Bonds, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of TMC Bonds, LLC's management. Our responsibility is to express an opinion on TMC Bonds, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TMC Bonds, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as TMC Bonds, LLC's auditor since 2002.

Wagner Ferber Fine + Ackerman PLLC

Floral Park, New York
February 28, 2018

New York City Office | 237 West 35th Street | Suite 1001 | New York, NY 10001 | (212) 576-1829 | Fax (212) 564-7530

TMC BONDS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Assets	
Cash and cash equivalents	$ 87,867,654
Receivables- broker and dealers, net of allowance for doubtful accounts of $12,879	6,419,467
Property and equipment, net	3,204,195
Other assets	610,402
Total assets	$ 98,101,718

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to brokers and dealers	$ 279,168
Accounts payable and accrued liabilities	13,440,373
Total liabilities	13,719,541
Commitments and Contingencies	
Member's equity	84,382,177
Total liabilities and member's equity	$ 98,101,718

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF OPERATIONS

TMC Bonds L.L.C., ("the "Company") was formed on June 8, 2000 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). In August 2012, the Company formally changed its name to TMC Bonds L.L.C. The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TMC Bonds is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Citigroup Financial Products Inc. and FSA Portfolio Management Inc. (collectively, the "Members").

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. The Company clears all transactions through Pershing LLC on a fully disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect al material receivable, payables, and other liabilities.

Cash and cash equivalents

The company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property and Equipment, Net

Property and equipment are stated at cost, less depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Management believes no impairment adjustment is needed for the year ended December 31, 2017.

Revenue Recognition

Commission income is recognized on a trade date basis as security transactions occur and consists of contractual commission percentages and/or the marginal difference between matching the price of buying and selling the security. Other income includes subscription fees for the usage of the company's web based trading platform. Estimated losses resulting from uncollectible accounts are recorded as the provision for doubtful accounts which is included in other expenses. Related clearing expenses are also recognized on a trade date basis as security transactions occur.

Income Taxes

As a limited liability company, the Company has elected to be treated as a partnership. The effect of this election is that taxable results of operations and tax credits generated are reportable on the individual tax returns of its member.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes *(Continued)*

Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to New York Unincorporated Business Income tax and two states minimum filings fees for which provision has been made.

The member of the Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The member's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2014 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Subsequent Events

Management has evaluated subsequent events or transactions through February 28, 2018, the date which the financial statements were available to be issued.

NOTE 3 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated useful life - years	
Furniture and fixtures	7	$697,542
Machinery and equipment	5	18,804
Leasehold improvements	Term of lease	3,026,646
Computer equipment	3	5,495,705
Fine Art	N/A	42,641
		9,281,338
Less: Accumulated depreciation and amortization		6,077,143
Net property and equipment		$3,204,195

The depreciation and amortization expense for the year ended December 31, 2017 aggregated $810,042.

NOTE 4 - FAIR VALUE MEASUREMENTS

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2017 due to the short-term nature of these instruments.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker dealer and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2017, the Company had net capital of $77,410,420 which exceeded the requirements by $76,514,395.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to Concentrations of Credit Risk include unsecured cash. At December 31, 2017, the Company had cash deposits with five banks that were in excess of federally insured amounts by approximately $86,669,756.

NOTE 7 - RELATED PARTIES

The Company considers its members and member affiliates to be related parties. Both TMC members and member affiliates utilize the TMC platform to buy and sell Securities in arms length transactions. Amounts due from or due to related parties Generally settled in the normal course of business.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company has entered into obligations under three operating leases that will expire at various dates from 2019 through 2025. Two of these agreements require the Company to obtain a letter of credit in lieu of a cash security deposit. These letters of credit are for $419,527 and $549,131 respectively and are collateralized by bank deposits. For the third lease, the Company has made a cash security deposit of $6,206. .

In December 2014, the Company entered into an agreement to sublet one of its existing locations. The sublet agreement commenced on June 26, 2015 and shall expire on April 28, 2019. The sublease agreement requires monthly rental payments of $53,654 for the entire agreement and a letter of credit of $107,307 in lieu of a cash security deposit.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company's future minimum lease commitments under the three real estate leases are as follows:

Year Ended December 31,	
2018	$1,955,409
2019	1,500,782
2020	1,316,365
2021	1,359,180
2022	1,359,180
Thereafter	3,964,275
	$11,455,191

Rent expense for the year ended December 31, 2017 amounted to $1,912,167, less sub-rental income of $587,856.

Under the sublet agreement, future minimum lease payments receivable are as follows:

Year Ended December 31,	
2018	$643,842
2019	107,307
	$751,149

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company has entered into agreements for two hosting sites which expire in 2018 and 2020.

The Company's future minimum commitments are as follows:

Year Ended December 31,	
2018	$ 406,232
2019	219,300
2020	91,375
	$ 716,907

Hosting expense for the sites for the year ended December 31, 2017 amounted to $465,359 .

Equity Incentive Unit Plan

In 2007, the Company established the 2007 Equity Incentive Unit Plan. The purpose of the plan is to promote the Company's long-term financial interests by providing an increased incentive to certain employees to make significant contributions to the performance and long-term growth of Company. The units carry rights and privileges for remuneration only upon a 50% or greater change of control in the Company. Upon termination of employment all unvested units shall expire. With all vested units, the grantee has the option to maintain the units subject to the terms and conditions of the plan.

Employee Benefit Plan

The Company offers its employees a 401(k) plan. Under the plan, eligible employees in 2017 could defer up to $18,000 for the year, in addition to a $6,000 catch-up contribution for employees 50 years of age or older. The Company voluntarily matches a discretionary amount of participants' 401(k) contribution. For the year ended December 31, 2017, the expense aggregated to $575,883.